

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Ronald E. Kuykendall
General Counsel and Secretary
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, MD 20832

     Re: Sandy Spring Bancorp, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 12, 2010
             File No. 000-19065

Dear Mr. Kuykendall:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Michael Seaman
               Special Counsel